UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549






                                    FORM 11-K








[X] Annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934 (No Fee Required)

                   For the Fiscal Year Ended February 28, 2003

[  ]     Transition report pursuant to Section 15(d) of the Securities Exchange
         Act of 1934 (No Fee Required)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              BE Aerospace, Inc. 1994 Employee Stock Purchase Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               BE Aerospace, Inc.
                               1400 Corporate Center Way
                               Wellington, Florida  33414-2105

BE AEROSPACE, INC.
1994 EMPLOYEE STOCK PURCHASE PLAN
Financial Statements as of February 28, 2003 and 2002, and the Three Fiscal Years in the Period ended February 28, 2003, and Independent Auditors' Report

                                TABLE OF CONTENTS
                                                                            PAGE

INDEPENDENT AUDITORS' REPORT...................................................1

FINANCIAL STATEMENTS:
Statements of net assets available for benefits
  as of February 28, 2003 and 2002.............................................2
Statement of changes in net assets available for benefits
  fiscal years ended February 28, 2003, 2002, and 2001.........................3
Notes to financial statements
  fiscal years ended February 28, 2003, 2002, and 2001.........................4
Exhibit Index..................................................................6
Signature......................................................................7

INDEPENDENT AUDITORS' REPORT

The Benefits Administrative Committee
BE Aerospace, Inc.
1994 Employee Stock Purchase Plan
Wellington, Florida

We have audited the accompanying statements of net assets available for benefits of BE Aerospace, Inc. 1994 Employee Stock Purchase Plan (the "Plan") as of February 28, 2003 and 2002 and the related statements of changes in net assets available for benefits for each of the three fiscal years in the period ended February 28, 2003. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of BE Aerospace, Inc. 1994 Employee Stock Purchase Plan as of February 28, 2003 and 2002, and the changes in net assets available for benefits for each of the three fiscal years in the period ended February 28, 2003 in conformity with accounting principles generally accepted in the United States of America.



Deloitte & Touche LLP
May 30, 2003
Costa Mesa, California







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


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
FEBRUARY 28, 2003 AND 2002

                                                       2003           2002
                                                  --------------- --------------


ASSETS - Cash and cash equivalents                   $454,514       $669,174

LIABILITIES - Stock subscribed                        454,311        668,057

NET ASSETS AVAILABLE FOR BENEFITS                    $    203       $  1,117


See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FISCAL YEARS ENDED FEBRUARY 28, 2003, 2002, AND 2001

                                                     2003            2002           2001
                                                -------------   -------------   -------------

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF PERIOD                            $     1,117     $     2,705      $     3,518

ADDITIONS TO NET ASSETS ATTRIBUTED TO -
  Participant payroll deductions                   1,321,255       1,630,629        1,774,952

DEDUCTIONS FROM NET ASSETS ATTRIBUTED
  TO - Purchase of BE Aerospace common stock      (1,322,169)     (1,632,217)      (1,775,765)

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF PERIOD                                  $       203     $     1,117      $     2,705



See accompanying notes to financial statements.



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


NOTES TO FINANCIAL STATEMENTS
FISCAL YEARS ENDED FEBRUARY 28, 2003, 2002, AND 2001

1.    GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Description of Plan - Effective August 11, 1994, BE Aerospace, Inc. (the "Company") adopted the BE Aerospace, Inc. 1994 Employee Stock Purchase Plan (the "Plan"), as amended and restated January 1, 1996.

      The Company is the Plan sponsor. All employees (participants) with a minimum of 90 days service, who generally complete a minimum of 20 hours of service per week, are eligible to participate. Under the Plan, contributions are made by participants who choose to contribute from 2% to 15% of their total gross pay.

      Common stock of the Company is purchased twice each year on approximately February 28 and August 31. The purchase price is 85% of the lesser of the fair value of either the first day or last day of each option period, which is approximately six months in length ending on each purchase date. Participants are allocated a pro rata share of stock consistent with the balance of the participant's account. The stock is then issued by the Plan transfer agent, American Stock Transfer & Trust Company, directly to the participant. The maximum number of shares available for each option period to an individual is the largest whole number of shares which, when multiplied by the fair market value of the Company stock at the beginning of the option period, produces a dollar amount of $12,500 or less.

      Stock Subscribed - The Plan issues the stock to participants subsequent to the end of each Option Period but dated the last day of the option period. Therefore, a liability for stock purchased by the Plan but not yet distributed to the participants has been reflected as stock subscribed in the accompanying statements of net assets available for benefits as of February 28, 2003 and 2002.

      Stock purchased by the Plan for distribution to the participants for the years ended February 28, 2003 and 2002 was 382,237 and 168,063 shares, respectively. Amounts representing fractional shares due to employees are carried forward to the following distribution period.

      Termination Benefits and Vesting - Upon termination of employment with the Company, a participant is entitled to receive all contributions not yet used to acquire stock of the Company.

      Cash and Cash Equivalents - Cash and cash equivalents consist of highly liquid investments purchased with original maturities of 90 days or less. The Plan's cash and cash equivalents are held in accounts owned by the Company and may not be fully insured by the Federal Deposit Insurance Corporation.

      Income Tax - The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code of 1986 and is, therefore, not subject to income taxes. Plan assets consist of cash not yet used to purchase common stock. Such cash remains an asset of the Company until each semiannual purchase date when the cash is used to sell shares to the employees.

      Administrative Expenses - Administrative expenses have been paid directly by the Company and, accordingly, are not reflected in the Plan's financial statements. There is no written agreement requiring the Company to pay these expenses, and the Company may elect to stop paying Plan expenses at any time.

      Derivative Financial Instruments - The Company does not presently engage in hedging activities. In addition, the Company has reviewed its agreements and has determined that it has no derivative instruments, nor do any of its agreements contain embedded derivative instruments as of February 28, 2003. Accordingly, the adoption of Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, on March 1, 2001, did not have a significant impact on the Company's financial position or results of operations.

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

2.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan. In the event of Plan termination, any unused contributions will be returned to the participants.

3.    PLAN YEAR CHANGE

      Effective with the Employee Stock Purchase Plan ("ESPP") option period beginning September 1, 2003, the ESPP plan year will change to a calendar year basis. The option period beginning September 1, 2003 will be a short option period, and will end on December 31, 2003. All future option periods will run in six-month increments beginning January 1 and ending June 30 and beginning July 1 and ending December 31.



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


                                  EXHIBIT INDEX

EXHIBIT NO.                DOCUMENT

23.1                       Independent Auditors' Consent

                                   SIGNATURE


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                               BE AEROSPACE, INC.
                               1994 Employee Stock Purchase Plan




Date:  June 30, 2003           By:  /s/ Joseph A. Piegari
                                    ---------------------
                                    Joseph A. Piegari
                                    Plan Administrator
                                    BE AEROSPACE, INC.




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